Rule 424(b)(3) of the Securities Act of 1933
                                    Registration Statement 333-50111

PROSPECTUS SUPPLEMENT NO. 1, DATED JULY 14, 1998
(TO PROSPECTUS DATED JUNE 4, 1998)

                           AMERICAN TOWER CORPORATION

         This Prospectus Supplement No. 1 supplements the Prospectus dated June 4, 1998 of American Tower Corporation, formerly American Tower Systems Corporation ("ATS" or the "Company"), with respect to the following recent developments. Capitalized terms that are not defined herein shall have the meanings ascribed to them in the Prospectus:

         Tax Reimbursement Obligation to CBS Corporation. The ARS-ATS Separation Agreement requires ATS to reimburse CBS on a "make-whole" (after tax) basis for the tax liabilities to be incurred by ARS attributable to the distribution of the Common Stock to the ARS security holders and certain related transactions to the extent that the aggregate amount of taxes required to be paid by ARS exceeds $20.0 million. The amount of that tax liability is dependent on the "fair market value" of the Common Stock at the time of the consummation of the CBS Merger. ATS received an appraisal from an independent appraisal firm that the "fair market value" of ARS's stock interest in ATS was equal to $17.25 per share. Based on such appraisal, ARS paid estimated taxes of approximately $212.0 million and was reimbursed therefor by ATS. Such taxes gave effect to estimated deductions of approximately $85.1 million available to ARS as a consequence of the cancellation or exercise of ARS stock options pursuant to the CBS Merger. ATS's reimbursement obligation with respect to such taxes would change by approximately $21.0 million for each $1.00 change in the "fair market value" of the Class A Common Stock under the tax reporting method to be followed. The average of the high and low trading prices of the Class A Common Stock in the when-issued over-the-counter market on June 4, 1998 was $20.50. Such taxes did not include the taxes payable with respect to the shares of Class A Common Stock deliverable upon conversion of the ARS Convertible Preferred Stock; such taxes will be based on the "fair market value" of the Class A Common Stock at the time of conversion. Conversions have occurred at various times since June 4, 1998. As of the date hereof, holders of Depositary Shares representing approximately 42% of the ARS Convertible Preferred Stock have converted or have presented for conversion. Between June 5, 1998 and July 13,1998, the closing per share price of the Class A Common Stock has ranged from a high of $27.25 and a low of $22.125. Assuming the "average" "fair market value" of the Class A Common Stock issued upon conversion is $26.00 per share, ATS estimates that its remaining reimbursement obligation with respect to the taxes on all the ARS Convertible Preferred Stock will be approximately $21.0 million under the tax reporting method to be followed. As required by the ARS-ATS Separation Agreement, ATS provided CBS with security of $9.8 million in cash (which may be replaced at ATS's option with a letter of credit reasonably satisfactory to CBS) in connection with the filing of estimated tax returns based on such appraisal. Such appraisal is not, of course, binding on the Internal Revenue Service or other taxing authorities.

         ARS has agreed that it will pursue, for the benefit and at the cost of ATS, a refund claim, attributable to the "make-whole" provision, estimated at between $40.0 million to $45.0 million, based on the appraised "fair market value" and the estimated taxes attributable to conversions of the ARS Convertible Preferred Stock set forth above. Any such refund claim will, in fact, be based on the actual amount of taxes paid. In light of existing tax law, there can, of course, be no assurance that any such refund claim will be successful. For information with respect to possible challenges by the Internal Revenue Service (or other taxing authorities) to ATS's position with respect to such tax liability, see "Risk Factors--Relationship Between ATS and ARS--Certain Contingent Liabilities" and "Relationship Between ATS and ARS" in the Prospectus.

         Consummation of ATC Merger. On June 8, 1998, ATS consummated the ATC Merger pursuant to which ATC was merged into ATS and ATS issued 30,034,750 shares of Class A Common Stock (including options to purchase 1,252,364 shares) and borrowed approximately $57.0 million under the Company's then existing credit agreements. The Company paid off approximately $118.3 million of assumed debt and $4.5 million of redeemable preferred stock assumed in connection with the ATC Merger. Upon consummation, of the ATC Merger, the Company changed its name from American Tower Systems Corporation to American Tower Corporation. Immediately following the ATC Merger, Fred R. Lummis, the Chief Executive Officer and President of ATC, and Randall Mays, the Chief Financial Officer and an Executive Vice President of Clear Channel Communications, Inc., were elected to the Board of Directors of the Company and Joseph L. Winn, the Company's Chief Financial Officer and Treasurer, resigned as a director of the Company.

         New Credit Facilities. On June 16, 1998, ATS entered into new loan arrangements (the "New Credit Facilities") with its senior lenders pursuant to which the maximum borrowing capacity of the Borrower Subsidiaries was increased from $400.0 million to $900.0 million, subject to compliance with certain financial ratios, of which $125.0 million is outstanding in the form of a term loan, and ATS (the parent holding company) borrowed an additional $150.0 million, substantially on the terms and conditions described in the Prospectus.

         The loans to ATS and the Borrower Subsidiaries are cross-guaranteed and cross-collateralized by liens on, among other things, all leases of tower space, contracts relating to the management of towers for others, cash, accounts receivable, capital stock (or other equity interests) and inter-company debt of all Restricted Subsidiaries, inventory and other personal property, fixtures, intellectual property, as well as certain fee and leasehold interests, and the proceeds thereof, of ATS and its Restricted Subsidiaries. Borrowings under the ATS New Credit Facility are subordinated to the guaranty by ATS of indebtedness under the New Credit Facilities of the Borrower Subsidiaries.

         Consummation of Public Offering of Class A Common Stock and Redemption of Interim Preferred . On July 8, 1998, the Company completed a public offering of 27,861,987 shares of Class A Common (including 2,361,987 shares sold by the Company pursuant to the exercise in full of the underwriters'over-allotment option) at $23.50 per share. Certain selling stockholders sold an additional 3,874,911 shares in the offering. Credit Suisse First Boston, BT Alex. Brown, Lehman Brothers, Morgan Stanley Dean Witter, Bear, Stearns & Co. Inc., Merrill Lynch & Co. and Salomon Smith Barney were the underwriters of the Class A Common Stock. The Company estimates the net proceeds of the offering (after deduction of the underwriting discount and estimated offering expense) to be approximately $625.4 million. The Company used approximately $306.1 million of the net proceeds from the offering to redeem all of the outstanding shares of the Interim Preferred at a price of 101% of the liquidation preference on July 9, 1998. The balance was invested in short-term investment grade securities and will be used, together with borrrowings under the New Credit Facilities, to fund future acquisitions and construction activities.

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                Prospectus Supplement No. 1, dated July 14, 1998